    As filed with the Securities and Exchange Commission on August 24, 1998
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------
                            TITAN EXPLORATION, INC.
             (Exact name of Registrant as specified in its charter)

          Delaware                                                                             75-2671582
(State or other jurisdiction of                                                             (I.R.S. Employer
incorporation or organization)                                                             Identification No.)

                                                                            Jack D. Hightower
                                                                 President, Chief Executive Officer and
               500 West Texas, Suite 200                           Chairman of the Board of Directors
                 Midland, Texas  79701                                  Titan Exploration, Inc.
                    (915) 498-8600                                     500 West Texas, Suite 200
           (Address, including zip code, and                             Midland, Texas  79701
         telephone number, including area code,                             (915) 498-8600
      of registrant's principal executive offices)     (Name, address, including zip code, and telephone number,
                                                              including area code, of agent for service)

                             ---------------------
                                    Copy to:

                                Joe Dannenmaier
                            Thompson & Knight, P.C.
                        1700 Pacific Avenue, Suite 3300
                              Dallas, Texas  75201
                             (214) 969-1700 (phone)
                              (214) 969-1751 (fax)

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

                        CALCULATION OF REGISTRATION FEE


========================================================================================================
                                                 PROPOSED MAXIMUM   PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF         AMOUNT TO BE     OFFERING PRICE       AGGREGATE           AMOUNT OF
SECURITIES TO BE REGISTERED       REGISTERED       PER SHARE (1)    OFFERING PRICE (1)  REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
COMMON STOCK, $.01
PAR VALUE PER SHARE.........   1,749,445 SHARES       $7.00           $12,246,115           $3,612.61
=========================================================================================================

(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee, based on the average of the high and low sale prices of the Common Stock on the Nasdaq National Market on August 18, 1998.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                  SUBJECT TO COMPLETION, DATED AUGUST 24, 1998

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS
                                1,749,445 SHARES

                            TITAN EXPLORATION, INC.

                                  COMMON STOCK
                              ____________________

     All of the 1,749,445 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Titan Exploration, Inc., a Delaware corporation (the "Company"), offered hereby are being offered by and for the account of certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Shares being offered by the Selling Stockholders were acquired from the Company pursuant to (i) an amended and restated merger agreement, dated November 6, 1997, among the Company, a wholly-owned subsidiary and Offshore Energy Development Corporation (the "OEDC Merger Agreement") and (ii) a merger agreement, dated November 4, 1997, among the Company, a wholly-owned subsidiary and Carrollton Resources, L.L.C. (the "Carrollton Merger Agreement"). The Company is registering the Shares of the Selling Stockholders pursuant to certain registration requirements contained in a registration rights agreement entered into pursuant to the OEDC Merger Agreement and the Carrollton Merger Agreement to permit secondary trading of the Shares. Certain transfer restrictions have been placed on the Shares by agreement between the Company and the Selling Stockholders. Between June 10, 1998 and December 12, 1998, the Selling Stockholders may only sell one-half of their shares. After December 12, 1998, the remaining shares of the Selling Stockholders may be sold from time to time. See "Plan of Distribution."

     The Common Stock is listed on The Nasdaq Stock Market's National Market (the "Nasdaq") under the symbol "TEXP." On August 21, 1998, the last reported sale price of the Common Stock on the Nasdaq was $7.00 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                              ____________________

     The Shares may be sold by the Selling Stockholders from time to time in open market transactions (which may include block transactions) or otherwise in the over-the-counter market through the Nasdaq, or in private transactions at prices relating to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealer acting in connection with the sale of the Shares offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the Shares by them, may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" and "Selling Stockholders."

     The Company will receive no part of the proceeds of sales made hereunder. All expenses in connection with this offering are being borne by the Company, except for any underwriting commissions or similar selling expenses incurred by the Selling Stockholders, which will be borne by such Selling Stockholders. See "Selling Stockholders."

                              ____________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is August     , 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a web site that contains reports, proxy statements and other information regarding registrants (including the Company) that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.
The Company's Common Stock is listed on the Nasdaq and copies of reports, proxy statements and other information concerning the Company also can be inspected at the offices of The Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Shares offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to a copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission (File No. 000-21843) pursuant to the Exchange Act are hereby incorporated by reference into this Prospectus:

     (1) Consolidated Financial Statements of Offshore Energy Development Corporation included in the Company's Registration Statement on Form S-4 (Registration No. 333-40215) filed with the Commission on November 14, 1997 (the "Company's Form S-4");

     (2) Financial Statements of the 1995 Acquisition included in the Company's Form S-4;

     (3) Financial Statements of the 1996 Acquisition included in the Company's Form S-4;

     (4) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

     (5) The Company's quarterly report on Form 10-Q for the quarter ended June 30, 1998;

     (6) The Company's Current Report on Form 8-K (Date of Event:  December 12,
         1997) filed December 29, 1997;

     (7) The Company's Current Report on Form 8-K (Date of Event:  December 12,
         1997), as amended, filed February 27, 1998;

     (8) The Company's Proxy Statement dated April 30, 1998, relating to the 1998 annual meeting of stockholders of the Company; and

     (9) The description of the Common Stock contained in the Registration Statement on Form 8-A of the Company heretofore filed with the Commission, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Shares offered hereby have been sold or which deregisters all Shares then remaining unsold, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE COMPANY, 500 WEST TEXAS, SUITE 200, MIDLAND, TEXAS 79701, ATTENTION: WILLIAM K. WHITE, VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER. TELEPHONE REQUESTS MAY ALSO BE DIRECTED TO MR. WHITE AT (915) 498-8600.

          NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                  THE COMPANY

     Titan is an independent energy company engaged in the exploitation, development, exploration and acquisition of oil and gas properties located in the Permian Basin of West Texas and southeastern New Mexico. In late 1997, the Company expanded its core operating areas into the Gulf Coast Region through acquisitions onshore in South Texas and Louisiana and offshore in the Gulf of Mexico. Since its inception in March 1995, the Company has increased its reserves, production and cash flow through (i) the development and exploration of its properties and (ii) the acquisition of producing properties that provide exploitation, development and exploration potential. As of December 31, 1997, the Company had proved reserves of 527 Bcfe, with a PV-10 of $435.1 million, and operated 821 productive gross (724 net) wells. Natural gas constituted approximately 66% of the Company's reserves, and approximately 68% of the Company's reserves were classified as proved developed.

     From its inception through December 31, 1997, the Company has made five significant acquisitions for an aggregate purchase price of approximately $357.1 million, approximately $277.2 million of which is attributable to proved reserves and $53.7 million of which is attributable to mid-stream gas gathering and processing assets acquired in connection with the acquisition of Offshore Energy Development Corporation. These acquisitions have added approximately 326 Bcfe of reserves at an average cost of $0.85 per Mcfe. Subsequently, the Company has spent approximately $32.3 million on the exploitation, development and exploration of these acquired properties, adding 175 Bcfe of proved reserves at an average finding cost of $0.18 per Mcfe. As a result, the Company's finding cost from proved properties on these five acquisitions through December 31, 1997 was $0.62 per Mcfe.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following should be considered carefully by prospective purchasers in evaluating an investment in the shares of Common Stock offered by this Prospectus.

VOLATILITY OF OIL AND GAS PRICES; MARKETABILITY OF PRODUCTION

     The Company's revenues, operating results and future rate of growth are highly dependent upon the prices received for the Company's oil and gas. Historically, the markets for oil and gas have been volatile and may continue to be volatile in the future. Various factors beyond the control of the Company will affect prices of oil and gas, including but not limited to the worldwide and domestic supplies of oil and gas, the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to agree to and maintain oil price and production controls, political instability or armed conflict in oil-producing regions, the price and level of foreign imports, the level of consumer demand, the price and availability of alternative fuels, the availability of pipeline capacity, weather conditions, domestic and foreign governmental regulations and taxes and the overall economic environment. The Company is unable to predict the long-term effects of these and other conditions on the prices of oil. Lower oil and gas prices may reduce the amount of oil and gas the Company can produce economically which may adversely affect the Company's revenues and operating income and may require a reduction in the carrying value of the Company's oil and gas properties. Substantially all of the Company's sales of oil and gas are made in the spot market or pursuant to contracts based on spot market prices and not pursuant to long-term fixed price contracts. With the objective of reducing price risk, the Company enters into hedging transactions with respect to a portion of its expected future production. There can be no assurance, however, that such hedging transactions will reduce risk or mitigate the effect of any substantial or extended decline in oil or natural gas prices.

     The marketability of the Company's production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of the Company's natural gas is delivered through gas gathering systems and gas pipelines that are not owned by the Company. Federal and state regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its oil and gas. Any dramatic change in market factors could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY OF RESERVE INFORMATION AND FUTURE NET REVENUE ESTIMATES

      There are numerous uncertainties inherent in estimating quantities of proved reserves and their values, including many factors beyond the Company's control. The reserve information set forth in the Company's filings with the Commission represents estimates only. Although the Company believes such estimates to be reasonable, reserve estimates are imprecise and should be expected to change as additional information becomes available.

     Estimates of oil and gas reserves, by necessity, are projections based on the evaluation of available geological, geophysical, economic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom may vary substantially from those estimated in the Company's filings with the Commission. Moreover, there can be no assurance that the Company's reserves will ultimately be produced or that the Company's proved undeveloped reserves, the recovery of which requires significant capital expenditures and successful drilling operations, will be developed within the periods anticipated. Any significant variance in the assumptions could materially affect the estimated quantity and value of the Company's reserves. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material.

     Approximately 32% of the Company's total proved reserves at December 31, 1997 were undeveloped, which are by their nature less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. The reserve data set forth in the Company's estimates assumes that substantial capital expenditures by the Company will be required to develop such reserves. Although cost and reserve estimates attributable to the Company's oil and gas reserves have been prepared in accordance with industry standards, no assurance can be given that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated.

     In addition, the PV-10 referred to in this report should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and gas, curtailments or increases in consumption by gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the Commission to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

RESERVE REPLACEMENT RISK

     The Company's future success depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. The proved reserves of the Company will generally decline as reserves are depleted, except to the extent that the Company conducts successful exploration or development activities or acquires properties containing proved reserves, or both. In order to increase reserves and production, the Company must continue its development and exploration drilling and recompletion programs or undertake other replacement activities.

     Exploratory drilling and, to a lesser extent, development drilling involve a high degree of risk that no commercial production will be obtained or that the production will be insufficient to recover drilling and completion costs. The costs of drilling, completing and operating wells are uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operations costs.

     There are certain risks associated with secondary recovery operations, especially the use of waterflooding techniques. Part of the Company's inventory of development prospects consists of waterflood projects. Waterflooding involves significant capital expenditures and uncertainty as to the total amount of secondary reserves that can be recovered. In waterflood operations, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any increase in production that may result. The operating cost per unit of production of waterflood projects is generally higher during the initial phases of such projects due to the purchase of injection water and related costs, as well as during the later stages of the life of the project as production declines. The degree of success, if any, of any secondary recovery program depends on a large number of factors, including the porosity of the formation, the technique used and the location of injector wells.

     The Company's current strategy includes increasing its reserve base through acquisitions of producing properties, continued exploitation of its existing properties and exploration of new and existing properties. There can be no assurance, however, that the Company's planned development and exploration projects and acquisition activities will result in significant additional reserves or that the Company will have continuing success drilling productive wells at low finding and development costs. Furthermore, while the Company's revenues may increase if prevailing oil and gas prices increase significantly, the Company's finding costs for additional reserves could also increase.

ACQUISITION RISKS

     The Company expects to continue to evaluate and pursue acquisition opportunities available on terms management considers favorable to the Company. The successful acquisition of producing properties involves an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. This assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment of the subject properties, the Company performs a review it believes to be generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. The Company generally assumes preclosing liabilities, including environmental liabilities, and generally acquires interests in the properties on an "as is" basis. With respect to its acquisitions to date, the Company has no material commitments for capital expenditures to comply with existing environmental requirements. In addition, volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploration projects. There can be no assurance that the Company's acquisitions will be successful. Any unsuccessful acquisition could have a material adverse effect on the Company.

LIMITED OPERATING HISTORY; RAPID GROWTH

     The Company, which began operations in March 1995, has a brief operating history, including three years of net losses, and has experienced rapid growth. As a result, the Company's historical results are not readily comparable to and may not be indicative of future results. There can be no assurance that the Company will continue to experience growth in, or maintain its current level of, revenues, oil and gas reserves or production. In addition, the Company's predecessor was classified as a partnership for federal income tax purposes. Therefore, no income taxes were paid by the Company prior to the conversion to a corporation. Future tax amounts, if any, will be dependent upon several factors, including, but not limited to, the Company's results of operations.

     The Company's rapid growth has placed significant demands on its administrative, operational and financial resources. Any future growth of the Company's oil and gas reserves, production and operations would place significant further demands on the Company's financial, operational and administrative resources. The Company's future performance and profitability will depend in part on its ability to successfully integrate the administrative and financial functions of acquired properties and companies into the Company's operations, to hire additional personnel and to implement necessary enhancements to its management systems to respond to changes in its business. There can be no assurance that the Company will be successful in these efforts. The inability of the Company to integrate acquired properties and companies, to hire additional personnel or to enhance its management systems could have a material adverse effect on the Company's results of operations.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company makes, and will continue to make, substantial capital expenditures for the exploration, development, acquisition and production of its oil and gas reserves. The Company intends to finance such capital expenditures primarily with funds provided by operations, the incurrence of debt, the issuance of equity and the sale of non-core assets. The Company's direct capital expenditures for oil and gas producing activities were $2.0 million for the nine months ended December 31, 1995 and $12.6 million and $47.8 million for the years ended December 31, 1996 and 1997, respectively. If revenues decrease as a result of lower oil or gas prices or otherwise, the Company may have limited ability to expend the capital necessary to replace its reserves or to maintain production at current levels, resulting in a decrease in production over time. If the Company's cash flow from operations and availability under the its credit agreement are not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements.

EFFECTS OF LEVERAGE

     The Company has certain debt obligations that may have several important effects on its operations, including (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on its indebtedness and will not be available for other purposes; (ii) the covenants contained in the Company's credit facility limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in business conditions and
(iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. Moreover, future acquisition or development activities may require the Company to alter its capitalization significantly. These changes in capitalization may significantly alter the leverage of the Company. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by such economic conditions and financial, business and other factors.

DRILLING AND OPERATING RISKS; UNINSURED RISKS

     Drilling activities are subject to many risks, including well blow outs, cratering, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gases and other environmental hazards and risks, any of which could result in substantial losses to the Company. The Company's offshore operations are also subject to the additional hazards of marine operations such as severe weather, capsizing and collision. In addition, the Company incurs the risk that no commercially productive reservoirs will be encountered through its drilling operations.
There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment in wells drilled. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce net reserves to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond its control, including economic conditions, mechanical problems, title problems, weather conditions, compliance with governmental requirements and shortages and delays in the delivery of equipment and services. In accordance with industry practices, the Company maintains insurance against some, but not all, of these risks. There can be no assurance that any insurance of the Company will be adequate to cover losses or liabilities.

RISK OF HEDGING ACTIVITIES

     The Company's use of energy swap arrangements and financial futures to reduce its sensitivity to oil and gas price volatility is subject to a number of risks. If the Company's reserves are not produced at the rates estimated by the Company due to inaccuracies in the reserve estimation process, operational difficulties or regulatory limitations, the Company would be required to satisfy obligations it may have under fixed price sales and hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of its own production. Further, the terms under which the Company enters into fixed price sales and hedging contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation costs to delivery points. Substantial variations between the assumptions and estimates used by the Company and actual results experienced could materially adversely affect the Company's anticipated profit margins and its ability to manage the risk associated with fluctuations in oil and gas prices. Additionally, fixed price sales and hedging contracts limit the benefits the Company will realize if actual prices rise above the contract prices. In addition, fixed price sales and hedging contracts are subject to the risk that the counter-party may prove unable or unwilling to perform its obligations under such contracts. Any significant nonperformance could have a material adverse financial effect on the Company. As of June 30, 1998, 7,820 and 6,544 MMcfe of the Company's 1998 and 1999 production, respectively, were subject to hedging contracts.

GAS GATHERING, PROCESSING AND MARKETING

     The Company's gas gathering, processing and marketing operations depend in large part on the ability of the Company to contract with third party producers to produce their gas, to obtain sufficient volumes of committed natural gas reserves, to maintain throughput in the Company's processing plant at optimal levels, to replace production from declining wells, to assess and respond to changing market conditions in negotiating gas purchase and sale agreements and to obtain satisfactory margins between the purchase price of its natural gas supply and the sales price for such residual gas volumes and the natural gas liquids processed.

In addition, the Company's operations are subject to changes in regulations relating to gathering and marketing of oil and gas. The inability of the Company to attract new sources of third party natural gas or to promptly respond to changing market conditions or regulations in connection with its gathering, processing and marketing operations could materially adversely affect the Company's business, financial condition and results of operations.

COMPLIANCE WITH GOVERNMENT REGULATIONS

     The Company's business is subject to federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and gas, as well as safety matters that change from time to time in response to economic or political conditions. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on the Company's business, financial condition and results of operations.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. The implementation of new, or the modification of existing, laws or regulations could have a material adverse affect on the Company's business, financial condition and results of operations. The discharge of oil, gas or other pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties and may require the Company to incur substantial costs of remediation. Moreover, the Company has agreed to indemnify sellers of producing properties purchased in each of its substantial acquisitions against environmental claims associated with such properties. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the results of operations or financial condition of the Company or that material indemnity claims will not arise against the Company with respect to properties acquired by it.

COMPETITION

     The Company operates in the highly competitive areas of oil and gas exploration, development, acquisition and production with other companies, many of which have substantially larger financial resources, staffs and facilities. In seeking to acquire desirable producing properties or new leases for future exploration and in marketing its oil and gas production, the Company faces intense competition from both major and independent oil and gas companies. Many of these competitors have financial and other resources substantially in excess of those available to the Company. This highly competitive environment could have a material adverse affect on the Company.

DEPENDANCE ON KEY PERSONNEL

     The Company's success has been and will continue to be highly dependent on Jack Hightower, its Chairman of the Board and Chief Executive Officer, and a limited number of other senior management personnel. Loss of the services of Mr. Hightower or any of those other individuals could have a material adverse effect on the Company's operations. The Company maintains a $3.0 million key man life insurance policy on the life of Mr. Hightower, but no other senior management personnel. In addition, as a result of the Company's acquisitions, the Company has significantly increased its number of employees and employed 110 employees at June 30, 1998. As the Company increases its workforce, it will face competition for such personnel from other companies. There can be no assurance that the Company will be successful in hiring or retaining key personnel. The Company's failure to hire additional personnel or retain its key personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY EXISTING STOCKHOLDERS

     Directors, executive officers and principal stockholders of the Company, and certain of their affiliates, beneficially own approximately 48.7% of the Company's outstanding Common Stock on a fully-diluted basis (45.4% assuming the sale of the Shares). Accordingly, these stockholders, as a group, are able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Company's Amended Certificate of Incorporation or Bylaws and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of Common Stock will be able to affect the management or direction of the Company. These factors may also have the effect of delaying or preventing a change in the management or voting control of the Company.

ANTI-TAKEOVER PROVISIONS

      Delaware law includes a number of provisions that may have the effect of delaying or deterring a change in the control of management of the Company and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company's Board of Directors rather than pursue non-negotiated takeover attempts. These provisions may make it more difficult for shareholders of the Company to benefit from certain transactions which are opposed by the incumbent Board of Directors.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the data code field. These data code fields will need to accept four digit entries to distinguish the 21st century dates from 20th century dates. As a result, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Although the Company believes that its software products are Year 2000 compliant, there can be no assurance that the Company's software products contain all necessary software routines and programs necessary for the accurate calculation, display, storage and manipulation of data involving dates. Moreover, the Company cannot determine what effect, if any, the Year 2000 requirements will have on its vendors, customers, other businesses with which its conducts business and the numerous local, state, federal, and other U.S. and foreign governmental entities by which it is regulated, governed or taxed. No assurance can be given that the computer systems and software of such entities will be Year 2000 compliant or that compliance costs or the impact of the Company's failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's business, financial position and results of operations.

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in or incorporated by reference into this Prospectus, including, but not limited to, those regarding the Company's financial position, business strategy and other plans and objectives for future operations and any other statements which are not historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected effects on its business or operations. Among the factors that could cause actual results to differ materially from the Company's expectations are inherent uncertainties in interpreting engineering and reserve data, operating hazards, delays or cancellations of drilling operations for a variety of reasons, competition, fluctuations and volatility in oil and gas prices, the ability of the Company to successfully integrate the business and operations of acquired companies, compliance with government and environmental regulations, increases in the Company's cost of borrowing or inability or unavailability of capital resources to fund capital expenditures, dependence on key personnel, changes in general economic conditions and/or in the markets in which the Company competes or may, from time to time, compete and other factors including but not limited to those set forth in "Risk Factors" or in "The Company." All subsequent oral and written forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. The Company assumes no obligation to update any of these statements.

            UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS OF
                            TITAN EXPLORATION, INC.


     The unaudited pro forma combined statement of operations has been prepared to give effect to (i) the acquisition of certain oil and gas properties from Pioneer Natural Resources Company (the "Pioneer Acquisition") on December 16, 1997, (ii) the acquisition of all the membership units of Carrollton Resources, L.L.C. (the "Carrollton Acquisition") on December 12, 1997 and (iii) the acquisition of all the capital stock of Offshore Energy Development Corporation (the "OEDC Acquisition") on December 12, 1997 as if each transaction had taken place on January 1, 1997 with respect to the unaudited pro forma combined statement of operations.

     The unaudited pro forma combined statement of operations included herein is not necessarily indicative of the results that might have occurred had the transactions taken place at the date specified and are not intended to be a projection of future results. In addition, future results may vary significantly from the results reflected in the accompanying unaudited pro forma combined statement of operations because of normal production declines, changes in product prices, future acquisitions and divestitures, and other factors.

     The following unaudited pro forma combined statement of operations should be read in conjunction with the consolidated financial statements and the related notes of Titan Exploration, Inc. (the "Company") included in the Company's Annual Report on Form 10-K, the consolidated financial statements and the related notes of Offshore Energy Development Corporation ("OEDC") included in the Company's Registration Statement on Form S-4 dated November 14, 1997, and the statement of revenues and direct operating expenses and the related notes of the Pioneer Acquisition included in the Company's Current Report on Form 8-K, as amended, dated December 29, 1997.

                            TITAN EXPLORATION, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          Year ended December 31, 1997
                     (in thousands, except per share data)


                                                                                                          Pro forma
                                                                                             Pioneer      Combined     Pro forma
                                                    Titan         OEDC       Carrollton    Acquisition   Adjustments    Combined
                                                 -----------   -----------   -----------   -----------   -----------   -----------
Revenues -
   Oil and gas sales                             $    73,827   $    10,396   $     2,806   $    17,311   $  (421) (a)  $   103,919
                                                 -----------   -----------   -----------   -----------                 -----------
Expenses:
   Oil and gas production                             21,846         1,291         1,025         7,080       (99) (a)       31,143
   General and administrative                          5,372         3,886         1,130           -                        10,388
   Amortization of stock option awards                 5,053           -             -             -                         5,053
   Exploration and abandonment                         3,055        10,945           -             -         291  (b)       14,291
   Depletion, depreciation and amortization           19,972        11,022           836           -      (7,999) (c)       28,009
                                                                                                           4,178  (d)
   Impairment expense                                 68,997           -             -             -                        68,997
                                                 -----------   -----------   -----------   -----------                 -----------

   Total expenses                                    124,295        27,144         2,991         7,080                     157,881
                                                 -----------   -----------   -----------   -----------                 -----------

   Operating income (loss)                           (50,468)      (16,748)         (185)       10,231                     (53,962)
                                                 -----------   -----------   -----------   -----------                 -----------

Other income (expense):
   Interest expense                                   (1,524)         (694)          (87)          -      (3,712) (e)       (6,017)
   Interest and other income (expense)                   258            56        (1,196)          -                          (882)
   Equity in net loss of affiliates                      -          (1,426)          -             -        (632) (f)       (2,058)
                                                 -----------   -----------   -----------   -----------                 -----------
     Income (loss)  before income taxes              (51,734)      (18,812)       (1,468)       10,231                     (62,919)

Income tax (benefit) expense                         (18,267)       (1,443)        2,659          -       (4,971) (g)      (22,022)
                                                 -----------   -----------   -----------   -----------                 -----------
   Net income (loss)                             $   (33,467)  $   (17,369)  $    (4,127)  $   10,231                  $   (40,897)
                                                 ===========   ===========   ===========   ===========                 ===========

   Net loss per share                            $      (.99)  $     (2.00)                                            $     (1.01)
                                                 ===========   ===========                                             ===========

   Net loss per share-assuming dilution          $      (.99)     $(2.00)                                              $     (1.01)
                                                 ===========   ===========                                             ===========

   Weighted average common shares outstanding         33,942         8,702                                                  40,329
                                                 ===========   ===========                                             ===========

See accompanying notes to unaudited pro forma combined statement of operations.

                            TITAN EXPLORATION, INC.
         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                               DECEMBER 31, 1997

NOTE 1. BASIS OF PRESENTATION

     The unaudited pro forma combined statement of operations has been prepared to give effect to (i) the Pioneer Acquisition, (ii) the Carrollton Acquisition and (iii) the OEDC Acquisition as if each transaction had taken place on January 1, 1997 with respect to the unaudited pro forma combined statement of operations. Each acquisition is recorded using the purchase method of accounting, any future adjustments to the initial allocation of the purchase price are not anticipated to be material to the unaudited pro forma combined statement of operations.

     Following is a description of the individual columns included in the unaudited pro forma combined statement of operations:

     TITAN. Represents the consolidated statement of operations of Titan Exploration, Inc. (the "Company") for the year ended December 31, 1997.

     OEDC. Represents the consolidated statement of operations of Offshore Energy Development Corporation ("OEDC") for the period from January 1, 1997 through December 12, 1997.

     CARROLLTON. Represents the consolidated statement of operations of Carrollton Resources, L.L.C. ("Carrollton") for the period from January 1, 1997 through December 12, 1997.

     PIONEER ACQUISITION. Represents the revenues and direct operating expenses of the properties acquired in the Pioneer Acquisition for the period from January 1, 1997 through December 16, 1997.

NOTE 2. PRO FORMA ENTRIES

     (a) To adjust oil and gas sales and production expenses for properties sold by Carrollton in May and July of 1997.

     (b) To expense exploration and abandonment costs of Carrollton previously capitalized to conform to the successful efforts method of accounting used by the Company.

     (c) To adjust depreciation, depletion and amortization expense ("DD&A") for the basis allocated to the properties acquired in the Carrollton Acquisition and OEDC Acquisition, using the successful efforts method of accounting. The adjustment to Carrollton was to increase DD&A by $16,000 and to decrease DD&A by $8,015,000 for OEDC.

     (d) To record estimated DD&A for the properties acquired in the Pioneer Acquisition, utilizing the successful efforts method of accounting.

     (e) To adjust interest expense related to the financing of the Pioneer Acquisition.

     (f) To record the amortization the Company's allocated cost in excess of the historical net assets of OEDC's investments accounted for on the equity method.

     (g)  To adjust income tax expense (benefit).

                            TITAN EXPLORATION, INC.

                               DECEMBER 31, 1997


NOTE 3. INCOME TAXES

     The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

NOTE 4. SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

     The following unaudited pro forma combined supplemental information regarding the oil and gas activities of the Company is presented pursuant to the disclosure requirements promulgated by the Securities and Exchange Commission and Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities". The pro forma combined reserve information is presented as if the OEDC Acquisition, Pioneer Acquisition and the Carrollton Acquisition had occurred on January 1, 1997.

     Management emphasizes that reserve estimates are inherently imprecise and subject to revision and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available; such changes could be significant.

Quantities of oil and gas reserves

     Set forth below is a pro forma summary of the changes in the net quantities of oil and natural gas reserves for the year ended December 31, 1997.

                                                 Oil and
                                     Natural    Condensate
                                    Gas (MMcf)    (MBbls)
                                    ----------  -----------

Total Proved Reserves:
 Balance, January 1, 1997              353,366       30,773
 Revisions of previous estimates       (20,192)       2,209
 Extensions and discoveries             40,633           20
 Production                            (28,435)      (2,727)
                                    ----------  -----------

 Balance, December 31, 1997            345,372       30,275
                                    ==========  ===========

Proved Developed Reserves:
 January 1, 1997                       221,271       26,653
 December 31,1997                      219,307       23,604

                            TITAN EXPLORATION, INC.

                               DECEMBER 31, 1997


Standardized measure of discounted future net cash flows

     The pro forma combined standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of oil and gas reserves less estimated future expenditures (based on year-end costs) to be incurred in developing timing of the future cash flows. Future income taxes are calculated by comparing discounted future cash flows to the tax basis of oil and gas properties, plus available carryforwards and credits, and applying the current tax rate to the difference.

                                                             December 31,
                                                                 1997
                                                            --------------
                                                            (in thousands)

Future cash inflows                                         $    1,121,526
Future production and development costs                           (392,475)
Future income tax expense                                         (153,100)
                                                            --------------
Future net cash flows                                              575,951
10% annual discount factor                                        (226,901)
                                                            --------------
Standardized measure of discounted future net cash flows    $      349,050
                                                            ==============

Changes relating to the standardized measure of discounted future net cash flows

     The principal sources of the change in the pro forma combined standardized measure of discounted future net cash flows for the year ended December 31, 1997 are as follows (in thousands):

Standardized Measure, beginning of year                     $      530,985
Revisions of previous quantity estimates                            (5,191)
Extensions and discoveries less related costs                       36,439
Net changes in income tax                                           40,115
Net changes in prices and production costs                        (265,534)
Sales, net of production costs                                     (72,776)
Accretion of discount                                               53,098
Other                                                               31,914
                                                            --------------

Standardized Measure, end of year                           $      349,050
                                                            ==============

                              SELLING STOCKHOLDERS

     The following table sets forth the name of each Selling Stockholder, the aggregate number of shares owned by each Selling Stockholder prior to this offering, the percentage of the Company's outstanding Common Stock owned by such Selling Stockholder prior to this offering, the aggregate number of shares to be offered by each Selling Stockholder, the aggregate number of shares to be owned by each Selling Stockholder after the sale of all Shares in this offering and the percentage of the Company's outstanding Common Stock that will be owned by such Selling Stockholder thereafter, in each case assuming the offering of and sale of all Shares in this offering.


                                         SHARES BENEFICIALLY OWNED                       SHARES BENEFICIALLY OWNED
                                           PRIOR TO OFFERING(1)                               AFTER OFFERING
                                         -------------------------                       --------------------------
                                           NUMBER OF                 NUMBER OF SHARES      NUMBER OF
         SELLING STOCKHOLDERS               SHARES        PERCENT      BEING OFFERED        SHARES         PERCENT
--------------------------------------   -----------     ---------   -----------------   ------------     ---------
Natural Gas Partners, L.P. (2)
777 Main Street, Suite 2700
Fort Worth, Texas  76102                   6,159,366       16.2%         1,391,959        4,767,407         12.5%

NGP Louisiana Partners, L.P. (2) (3)
777 Main Street, Suite 2700
Fort Worth, Texas  76102                     357,486         *             357,486               --         --
                                         -----------                 -------------       ------------

   Total                                   6,156,852                     1,749,445          4,767,407
                                         ===========                 =============       ============

------------------
*Represents beneficial ownership of less than 1% of the outstanding shares of
 Common Stock.
(1) Based on 38,074,675 shares of Common Stock issued and outstanding as of August 3, 1998.
(2) The Shares being offered by these Selling Stockholders were acquired from the Company pursuant to (i) the OEDC Merger Agreement and (ii) the Carrollton Merger Agreement. The Company is registering the Shares of the Selling Stockholders pursuant to certain registration requirements contained in a registration rights agreement entered into pursuant to the OEDC Merger Agreement and the Carrollton Merger Agreement to permit secondary trading of the Shares. Certain transfer restrictions have been placed on the Shares by agreement between the Company and the Selling Stockholders. Between June 10, 1998 and December 12, 1998, the Selling Stockholders may only sell one-half of their shares offered hereby. After December 12, 1998, the remaining shares of the Selling Stockholders may be sold from time to time. See "Plan of Distribution."
(3) Natural Gas Partners, L.P. ("NGP") is the sole limited partner of NGP-Louisiana Partners, L.P. ("NGP-Louisiana") and owns a 95.07% economic interest in NGP-Louisiana. A corporation serves as the general partner and owns the remaining 4.93% of NGP-Louisiana.

                              PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by the Selling Stockholders, subject to certain restrictions, including the contractual restriction limiting the Selling Stockholders to the sale of one-half of their Shares prior to
December 12, 1998 (see "Selling Stockholders"), after June 10, 1998.   All sales
may be made by the Selling Stockholders on the Nasdaq, in privately negotiated transactions or otherwise at prices and at terms related to the then current market price, or in negotiated transactions. The Shares may be sold by any one or more of the following methods:

     (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent, but may position and resell a portion of a block as principal to facilitate the transaction;

     (b) underwritten public offering;

     (c) purchases by a broker or dealer as principal, and resale by such broker or dealer, for its account pursuant to this Prospectus;

     (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     (e) privately negotiated transactions.

     The Selling Stockholders may effect such transactions by selling the Shares through or to brokers or dealers, and such brokers or dealers will receive compensation in the form of discounts or commissions from the Selling Stockholders, and may receive commissions from the purchasers of the Shares for whom they may act as agent (which discounts or commissions from the Selling Stockholders or such purchasers might exceed those customary in the types of transactions involved).

     Any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 or Rule 145 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

     There can be no assurance that the Selling Stockholders will sell any or all of the Shares offered by them hereunder.

     The Company will pay all fees and expenses incident to the preparation and filing of the Registration Statement and this Prospectus, including legal and accounting fees and expenses and any printing expenses other than any underwriting discounts, any selling commissions payable in respect of sales of the Shares; all of which will be paid by the Selling Stockholders. The Company will receive no part of the proceeds from sales of the Shares. The Company intends to keep the Registration Statement effective until the earlier of such time as the number of Shares held by the Selling Stockholders represents less than 10% of the initial number of Shares and December 12, 1999.

     The Selling Stockholders and any broker-dealer acting in connection with the sale of the Shares offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the Shares by them, may be deemed to be underwriting commissions or discounts under the Securities Act.

                                 LEGAL MATTERS

     The legality of the Shares offered hereby will be passed upon for the Company by Thompson & Knight, P.C., Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of Titan Exploration, Inc. as of and for the years ended December 31, 1997 and 1996 and for the period March 31, 1995 (date of inception) through December 31, 1995, the statements of revenues and direct operating expenses for the 1996 Acquisition for the years ended December 31, 1995, 1994, and 1993, and the statements of revenues and direct operating expenses for the 1995 Acquisition for the period ended December 31, 1995 and the years ended December 31, 1994 and 1993, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Offshore Energy Development Corporation and its predecessors as of December 31, 1995 and 1996 and for each of the years in the three year period ended December 31, 1996, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     The statement of revenues and direct operating expenses for the Pioneer Acquisition for the year ended December 31, 1996 has been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                         GLOSSARY OF OIL AND GAS TERMS

     The following are abbreviations and definitions of terms commonly used in the oil and gas industry and in this prospectus. Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple. BOEs are determined using the ratio of six Mcf of natural gas to one Bbl of oil.

     "1995 Acquisition" means the acquisition of a concentrated group of Permian Basin producing oil and gas properties from a large independent company for approximately $40.6 million in December 1995.

     "1996 Acquisition" means the acquisition of Permian Basin producing properties from a major integrated company for approximately $135.7 million in October 1996.

     "Bbl" means a barrel of 42 U.S. gallons of oil.

     "Bcf" means billion cubic feet of natural gas.

     "Bcfe" means billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     "BOE" means barrels of oil equivalent.

     "Completion" means the installation of permanent equipment for the production of oil or gas.

     "Development well" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     "EBITDAX" means net income (loss) plus income taxes, exploration and abandonment expense, interest expense, depletion, depreciation and amortization, impairment of long-lived assets and amortization of stock option awards.

     "Exploratory well" means a well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

     "Gross," when used with respect to acres or wells, refers to the total acres or wells in which the Company has a working interest.

     "Horizontal drilling" means a drilling technique that permits the operator to contact and intersect a larger portion of the producing horizon than conventional vertical drilling techniques and can result in both increased production rates and greater ultimate recoveries of hydrocarbons.

     "MBbls" means thousands of barrels of oil.

     "Mcf" means thousand cubic feet of natural gas.

     "Mcfe" means 1,000 cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     "MMBbls" means millions of barrels of oil.

     "MMBOE" means millions of barrels of oil equivalent on a 6:1 basis.

     "MMcf" means million cubic feet of natural gas.

     "MMcfe" means million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     "Net," when used with respect to acres or wells, refers to gross acres of wells multiplied, in each case, by the percentage working interest owned by the Company.

     "Net production" means production that is owned by the Company less royalties and production due others.

     "Oil" means crude oil or condensate.

     "Operator" means the individual or company responsible for the exploration, development, and production of an oil or gas well or lease.

     "Present Value of Future Revenues" or "PV-10" means the pretax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     "Proved developed reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     "Proved reserves" means the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          i. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
     (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          ii. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          iii. Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

     "Proved undeveloped reserves" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     "Recompletion" means the completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     "Reserve Life Index" means how long it will take to produce a quantity of proved reserves, calculated by dividing year-end proved reserves by annual production for the most recent year.

     "Reserves" means proved reserves.

     "Royalty" means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

     "Secondary recovery" means

     "3-D seismic" means seismic data that are acquired and processed to yield a three-dimensional picture of the subsurface.

     "Tcf" means trillion cubic feet of natural gas.

     "Tertiary recovery" means enhanced recovery methods for the production of oil or gas. Enhanced recovery of crude oil requires a means for displacing oil from the reservoir rock, modifying the properties of the fluids in the reservoir and/or the reservoir rock to cause movement of oil in an efficient manner, and providing the energy and drive mechanism to force its flow to a production well. The Company injects chemicals or energy as required for displacement and for the control of flow rate and flow pattern in the reservoir, and a fluid drive is provided to force the oil toward a production well.

     "Working interest" means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner's royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

     "Workover" means operations on a producing well to restore or increase production.

================================================================================
     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.



                             ----------------------



                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----

Available Information...................................................  2
Incorporation of Certain Documents by
   Reference............................................................  3
The Company.............................................................  4
Risk Factors............................................................  4
Forward-Looking Statements..............................................  9
Unaudited Pro Forma Combined Statement of
   Operations of Titan Exploration, Inc................................. 10
Notes to Unaudited Pro Forma Combined
   Statement of Operations of Titan Exploration, Inc.................... 12
Selling Stockholders.................................................... 15
Plan of Distribution.................................................... 16
Legal Matters........................................................... 16
Experts................................................................. 16
Glossary of Oil and Gas Terms........................................... 18

================================================================================
================================================================================




                                1,749,445 SHARES



                                  COMMON STOCK



                               TITAN EXPLORATION,
                                      INC.


                                August    , 1998


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Except for the SEC registration fee, all expenses are estimated. All such expenses will be paid by the Registrant.

     SEC registration fee ............................  $ 3,612.61
     Accounting fees and expenses.....................    2,500.00
     Legal fees and expenses..........................    5,000.00
     Miscellaneous....................................    1,887.39
          Total.......................................  $13,000.00
                                                        ==========
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") enables a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of members of its board of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Such a provision may not eliminate or limit the liability of a director (1) for any breach of a director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law,
(3) for paying an unlawful dividend or approving an illegal stock repurchase (as provided in Section 174 of the DGCL), or (4) for any transaction from which the director derived an improper personal benefit.

     Under Section 145 of the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

     In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     A corporation also has the power to purchase and maintain insurance on behalf of any person covering any liability incurred by such person in his capacity as a director, officer, employee or agent of the corporation, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability.

     The Registrant's Certificate of Incorporation and Bylaws provide that no director of the Registrant will be personally liable to the Registrant or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director. However, this does not apply with respect to any action in which the director would be liable under Section 174 of Title 8 of the DGCL nor does it apply with respect to any liability in which the director (i) breached his duty of loyalty to the Registrant; (ii) did not act in good faith or, in failing to act, did not act in good faith; (iii) acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or (iv) derived an improper personal benefit.

     The Certificate of Incorporation and Bylaws provide that the Registrant will indemnify its officers and directors and former officers and directors against any expenses, judgments or settlement payments sustained or paid by such persons as a result of having acted as an officer or director of the Registrant, or, at the request of the Registrant, as an officer, director, agent or employee of another business entity. The Certificate of Incorporation and Bylaws further provide that the Registrant may, by action of its Board of Directors, provide indemnification to employees and agents of the Registrant, individually or as a group, with the same scope and effect as the indemnification of directors and officers.


ITEM 16.  EXHIBITS.

     The information required by this Item 16 is set forth in the Index to Exhibits accompanying this Registration Statement.


ITEM 17.  UNDERTAKINGS.

     (a)  Rule 415 Offering.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Filings incorporating subsequent Exchange Act documents by reference.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Request for acceleration of effective date.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on the 24th day of August, 1998.

                                      TITAN EXPLORATION, INC.
                                      (Registrant)

                                      By:  /s/ Jack D. Hightower
                                           -----------------------------
                                           Jack D. Hightower
                                           Chairman of the Board,
                                           President and Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Jack D. Hightower and William K. White, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign on his behalf individually and in each capacity stated below any amendment, including post-effective amendments, to this Registration Statement under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

         Signature                                       Title                                 Date
         ---------                                       -----                                 ----
/s/ Jack D. Hightower                 President, Chief Executive Officer and              August 24, 1998
----------------------------          Chairman of the Board (principal executive
    Jack D. Hightower                 officer)


/s/ George G. Staley                  Executive Vice President and Director               August 24, 1998
----------------------------
     George G. Staley

/s/ William K. White                  Vice President, Finance and Chief Financial         August 24, 1998
----------------------------          Officer (principal financial and accounting
     William K. White                 officer)


/s/ David R. Albin                    Director                                            August 24, 1998
----------------------------
       David R. Albin

/s/ Kenneth A. Hersh                  Director                                            August 24, 1998
----------------------------
     Kenneth A. Hersh

/s/ William J. Vaughn, Jr.            Director                                            August 24, 1998
----------------------------
   William J. Vaughn, Jr.

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBIT
------                         ----------------------

 4.1 Certificate of Incorporation (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 (SEC No. 333-14029) and incorporated herein by reference).

 4.2 Bylaws (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1 (SEC No. 333-14029) and incorporated herein by reference).

 5.1*     Opinion of Thompson & Knight, P.C.

23.1* Consent of counsel (included in the opinion of Thompson & Knight, P.C. filed herewith as Exhibit 5.1).

23.2*     Consent of independent auditors.

23.3*     Consent of independent auditors.

24* Power of Attorney (a power of attorney pursuant to which amendments to this Registration Statement may be filed is included on the signature page hereof).


--------------------
    * Filed herewith.